

June 16, 2015

Via E-mail
Michael F. Biehl
Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Center Drive
Suite 300
Garfield Heights, OH 44125

> **Re: Chart Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 1-11442**

Dear Mr. Biehl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition…, page 31

1.   On page 34 you attributed the decrease in BioMedical segment sales to several factors including lower sales of respiratory therapy equipment, currency, competitive pricing and continued warranty issues. It is unclear how significantly each issue contributed to the decline in BioMedical segment sales. Please revise your MD&A, where possible, to separately quantify the impact of each factor contributing to material fluctuations in your consolidated and segment results from operations. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Form 10-Q for the Period Ended March 31, 2015

General

2.   Please address the above comment in your interim filings as well.

Management's Discussion and Analysis of Financial Condition…,page 16

Overview, page 16

3.   In your February 24, 2015 earnings call, your CEO indicated that you implemented
        approximately $20 million in cost reduction actions, including a 5% head count reduction
        to your global workforce. You disclose on page 16 that you implemented a number of
        cost reduction actions during the quarter, including the planned closure of a
        manufacturing facility in Owatonna, Minnesota. Please describe to us the nature and
        extent of any workforce reduction actions undertaken during the year ended December
        31, 2014 and the quarter ended March 31, 2015 and tell us how you considered providing
        the disclosures required by ASC 420-10-50.

4.   As a related matter, so that we may better understand the nature and extent of your
        recently implemented cost reduction actions, please tell us and revise your MD&A as
        appropriate to address the following:

        •   Describe the nature of each cost reduction action undertaken, the costs associated
            with each and the time period over which you expect these actions to occur;

        •   Clarify if the closure of the Owatonna facility is temporary or permanent. If
            temporary, please indicate when you expect to re-open the facility for production;

        •   Disclose the carrying values of assets associated with idled and/or closed facilities
            (including buildings, machinery, equipment, etc.);

        •   Disclose your depreciation policy for idled/closed assets. To the extent that
            depreciation has been halted, quantify the amount of depreciation that was not
            recorded during each period presented; and

        •   Explain how you evaluated assets associated with idled/closed facilities for
            impairment. Your discussion should describe the most significant assumptions
            used in your impairment analysis and include a sensitivity assessment addressing
            how changes in those assumptions could impact your financial statements in
            future periods. Please refer to ASC 360-10-35-21.

Results of Operations for the Three Months Ended March 31, 2015…, page 18

5.   Please revise your MD&A throughout to quantify the impact of changes in foreign
        currency translation rates, where significant. For example, in your April 30, 2015
        earnings conference call, you indicated that the translation effect from the strong U.S.
        dollar reduced revenues by $8 million and gross profit by $1.9 million during the first

quarter of 2015 on a constant currency basis. Your MD&A indicates that currency issues in Europe negatively impacted sales for the quarter ended March 31, 2015 but the impact was not quantified.

6.   You disclose on page 18 that in the first quarter of 2014, you experienced a higher rate of warranty claims in the BioMedical segment within product lines associated with AirSep Corporation. These increased claims and revisions to the estimated cost of warranty claims resulted in an adjustment to the estimated warranty reserve in the first quarter of 2014. Please reconcile these statements with those made in your May 23, 2014 response letter in which it appears that you made an adjustment to reduce the amount of the warranty reserve during the first quarter of 2014 due to recent changes that lowered the estimated costs to refurbish the affected products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief